

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

Via E-mail
Oleksandr Bezuhlyi
President, Chief Executive Officer, Secretary
Ketdarina Corp.
2360 Corporate Circle Ste 400
Henderson, Nevada 89074

>   **Re: Ketdarina Corp.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 13, 2014**
>   **File No. 333-192874**

Dear Mr. Bezuhlyi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosures throughout the registration statement to reflect the updated financial statements as of December 31, 2013. For example, in your Summary on page 3 you state that you "have no revenues and [you] have incurred $1,489 in operating expenses during the period from inception to December 31, 2013." However, your unaudited financials as of December 31, 2013 reflect different amounts for both revenues and operating expenses.

Summary, page 3

Our Business, page 3

2. Please revise your disclosure in the first paragraph to disclose that you generated $500 of revenue and incurred $8,413 of operating expenses during the period from inception to December 31, 2013.

Summary Financial Information, page 4

3. Please revise the column headings to refer to the correct date for the balance sheet data and period for the income statement data provided, that is, December 31, 2013 and for the period from July 13, 2011 (date of inception) to December 31, 2013. In addition, the balance sheet data amounts disclosed do not agree with comparable amounts included in the interim balance sheet on page F-10. Please revise.

Risk Factors, page 5

If we do not obtain additional financing, our business will fail.

4. The amount of cash on hand does not agree to the interim balance sheet on page F-10. Please revise your disclosure and calculation of additional capital necessary to sustain operations accordingly. Please similarly revise your calculation of additional capital necessary to sustain operations in the second paragraph on page 25.

Management's Discussion and Analysis or Plan of Operations, page 22

5. Please update your estimate of the number of months you can sustain operations disclosed in the last paragraph based on current quarterly expenses and liabilities and cash on hand at December 31, 2013.

Certain Relationships and Related Transactions, page 30

6. We note your response to comment 7 of our letter dated February 19, 2014. However, this section still states that "Mr. Bezuhlyi works as a Sales Representative to ANDRIY CHORNYY FOP." This statement conflicts with earlier disclosures, which includes the revised Biographical Information, that state Mr. Bezuhlyi resigned in January 2014. Please revise this section to remove the inconsistency.

Condensed Balance Sheets, page F-10

7. Amounts disclosed for additional paid-in capital and the deficit accumulated during the development stage as of June 30, 2013 are not the same as the comparable amounts disclosed on page F-2. Please revise to correct the inconsistencies.

Note 7 –Subsequent Events, page F-15

8. We note you had 3,680,000 shares issued and outstanding as of December 31, 2013 and there are currently 3,740,000 shares issued and outstanding prior to the offering as disclosed on page 3. Please tell us your consideration of disclosing the number of shares issued and related proceeds received subsequent to December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: John T. Root